Exhibit 99.1

OPERA LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq: OPRA)

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Notice of Annual General Meeting

to be held on December 7, 2026

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that the 2026 annual general meeting (the “AGM”) of Opera Limited (the “Company”) will be held at Opera Software Poland, ul. Plac Teatralny 8, 50-051 Wroclaw, Poland on December 7, 2026 at 3:00 P.M. (local time). No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company’s American depositary shares (“ADSs”) to discuss Company affairs.

The Board of Directors of the Company has fixed the close of business on November 6, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares (the “Ordinary Shares”), at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Holders of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at https://investor.opera.com/sec-filings.

By Order of the Board of Directors, Opera Limited

Date: November 4, 2026	By:	/s/ Lin Song
	Name:	Lin Song
	Title:	Director